

OFFERING MEMORANDUM

facilitated by



J Carter Ventures

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	J Carter Ventures
State of Organization	MA
Date of Formation	01/07/2020
Entity Type	Limited Liability Company
Street Address	99 Parmenter Rd, Framingham MA, 01701
Website Address	www.Firedoughkitchen.com

(B) Directors and Officers of the Company

Key Person		Jason Carter
Position with the Company		
	Title	Owner
	First Year	2020
Other business experience (last three years)		**J.Carter Ventures- Founder (November 2019 - Present) Greater Boston Area** • Working with existing and startup restaurants to create or improve upon all operational needs, menu development, implementation of new technologies and the set up of F.O.H and B.O.H systems. **Restaurant Consulting (April 2013 - Present) - Greater Boston Area**

- Worked with a few local restaurant concepts to help build, staff, train, menu development and create systems for long term success. Groups I have worked with include: The Rox Diner, Social Restaurant and Bar & Boston Burger Company .

Boston Burger Company: Director Of Operations (June 2014 - November 2019)- Somerville, Cambridge, Salem and Boston

- As Director of Operation I oversaw 4 restaurants and the creation of a fifth location. My responsibilities included: -Make decisions for operational activities and set strategic goals.
- Plan and monitor the day-to-day running of business to ensure smooth progress Page 1 of 3
- Oversee staff of all locations.
- Evaluate the efficiency of procedures according to organizational objectives and apply improvements.
- Oversee guest support processes and organize them to enhance guest satisfaction.
- Review financial information and adjust operational budgets to promote profitability
- Formulate and/or revise policies and promote their implementation
- Manage relationships/agreements with external partners/vendors
- Evaluate overall performance by gathering, analyzing and interpreting data and metrics
- Ensure that the company runs with legality and conformity to established regulations

Uno Chicago Grill : Restaurant Manager May 2012 - April 2013

- Worked closely with local management team and upper management to turn around sales and culture of the restaurant. To do so, I assisted in strengthening the training program and brought in staff that cared and wanted to bring the very best hospitality to our guests.

The Halfway Cafe, Inc. : General Manager (July 2009 - September 2012) Dedham/ Watertown/ Marlborough

- As the General Manager at the Halfway Cafe, I oversaw every aspect of the business, both front and back of the house with a staff of 25 to 50 people and annual sales of 1.5 + million per location.

Sunset Grill and Tap : Restaurant Manager (June 2008 - July 2009) Boston In this position, I oversaw a staff of over 40 people including wait staff, bartenders, and host staff in a restaurant that produces over 4 million dollars a year. I was brought in to overhaul the training program and create a culture that was hospitality driven.

Bertucci's Culinary Manager (April 2003 - June 2008)

- As the culinary manager my primary focus was in the back of the house operations. This included monitoring food cost, daily and monthly inventory, and protecting the company brand. My time with Bertucci's also included being part of the "Corporate Opening Team" where I helped the opening and training of 3 new locations.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jason Carter	100%

(D) The Company's Business and Business Plan

The Opportunity

By investing in Fire Dough Kitchen, you will be supporting a quick-serve restaurant that serves "over the top" fire-grilled pizza, gourmet flatbread sandwiches, and creative desserts located in Sudbury, MA.

Location

Fire Dough Kitchen will be located at 730 Boston Post Road in Sudbury, MA. This area is becoming increasingly popular with Fire Dough Kitchen's target market of young professionals and families. While there is a successful local restaurant competition for this segment, there are no other restaurants in the area that provide quick-serve comfort food. Based on recent experience in this market, the development team feels there is a viable niche for a restaurant like Fire Dough Kitchen.

Offerings

- Flatbread sandwiches
- Fire-grilled pizza
- Desserts
- Cheap lunch and dinner options with a price range of $10-$13 including beverages

The Market

Fire Dough Kitchen will target Families, young professionals, and the blue-collar workers who travel past the restaurant every afternoon. The anticipated age range for the majority of our guests will be 25-40 years, with an emphasis on the people of the community. The customers we seek will be Families on the go, young professionals looking for a fun outing, and workers looking to get value and quality. We are targeting this market specifically because of the fun yet value-driven menu we have and because we will bring ease of access to the people of Sudbury, MA.

According to the most recent data, Sudbury, MA has a population of 20,000 where the median household income is $170,000 and the average home price is $900,000. The population is expected to grow 1.3% year over year while the median income will continue to grow at a rate of 5% year over year. Based on this information, we feel that there is currently a large enough target market to support a concept like Fire Dough Kitchen and that this market is likely to grow over the next 5 to 10 years based on information from Data US.

Marketing Plan

Pre-Opening:

To get Fire Dough Kitchens name and concept in front of the target market before opening, we

propose:

● While under renovation we will launch a social media campaign where we will encourage the community to follow the progress, revealing new clues every day to what the concept will be.

● Halfway through renovation, we will launch our website to showcase our menu and get people signed up for our mobile ordering platform.

● Once the website is launched we will blast social media with pictures of our food and offer a promotional free handheld to the first 100 people that sign up for our reward program.

● The week leading up to the opening we will market to the community through social and in-person that the first 50 people through the door will receive a swag bag filled with coupons and merchandise.

● The week before opening our menu will be sent out to all communities within a 3-mile radius with incentives to follow us on social and to join our loyalty program. After Opening. Once the restaurant is open, the marketing plan includes:

Post-opening:

● Social Media will continue to play a big part in the success of Fire Dough Kitchen. There will be a weekly presence from food bloggers with robust followings and we will blast out pictures and videos of our over the top creations.

● We will launch with a third-party delivery service to utilize their marketing reach and gain more of a following.

● Once open and settled in the community we will start to offer fundraising opportunities to community programs and charities to showcase our dedication to Sudbury.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	August 26, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Brand Development	$24,200	$26,400
Working Capital	$4,000	$30,000
Mainvest Compensation	$1,800	$3,600
TOTAL	$30,000	$60,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 4.0%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	.58%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	2.0%
$37,500	2.5%
$45,000	3.0%
$52,500	3.5%
$60,000	4.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jason Carter	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Fire Dough Kitchen's fundraising. However, Fire Dough Kitchen may require additional funds from alternate sources at a later date.

No operating history

Fire Dough Kitchen was established in January, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Fire Dough Pizza Pro-Forma Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$620,220	$657,433	$723,177	$809,958	$923,352
Cost of goods sold	$167,459	$177,507	$195,257	$218,688	$249,304
Gross profit	**$452,761**	**$479,927**	**$527,919**	**$591,270**	**$674,047**
Expenses					
Rent	$24,000	$25,200	$25,800	$26,400	$2,700
Direct Operating Expenses	$13,500	$13,500	$13,500	$13,500	$13,500
Music & entertainment	$240	$240	$240	$240	$240
Marketing	$4,200	$4,200	$4,200	$4,200	$4,200
Utilities	$13,200	$13,200	$13,200	$13,200	$13,200
General & Administrative	$21,151	$21,151	$21,151	$21,151	$21,151
Repairs & Maintenance	$8,400	$8,400	$8,400	$8,400	$8,400
Payroll	$207,882	$220,355	$242,390	$271,477	$309,484
	$0	$0	$0	$0	$0
	$0	$0	$0	$0	$0
	$0	$0	$0	$0	$0
	$0	$0	$0	$0	$0
	$0	$0	$0	$0	$0
	$0	$0	$0	$0	$0
Total	**$292,573**	**$306,246**	**$328,881**	**$358,568**	**$372,875**
Operating Profit	**$160,188**	**$173,681**	**$199,038**	**$232,701**	**$301,172**

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V